Exhibit (a)(1)(H)
Sent:

From:

To:

Subject: Stock Option Exchange Program Election Confirmation

Your Stock Option Exchange Program election has been recorded as follows:

Eligible Option	New Option

			Number of Shares		Number of Shares
			Subject to Eligible		Subject to New
Grant ID Number	Grant Date	Exercise Price	Option	Exchange Ratio	Option	Election

We strongly encourage you to print this email and keep it for your records.

If you elected “Yes” with respect to any Eligible Option, your election means you accept the replacement of the tendered Eligible Option. You will receive additional information about the New Options, including the New Options exercise price, as soon as practicable after they are granted, which is expected to be promptly after the end of the program.

If you elected “No” with respect to any Eligible Option, your election means you decline the replacement of the non-tendered Eligible Option. Options you do not elect to surrender for exchange will not be canceled and will remain subject to their present terms.

If the above is not your intent, you may log back into the Stock Option Exchange Program Website to change your election before 11 p.m. Central time on June 16, 2010. Log into the Stock Option Exchange Program Website using your Sprint email address and your chosen password (or, if you have forgotten your password, use the password reset feature on the login screen).

If you have questions about the program or this confirmation notice, please call the Stock & Option Solutions Call Center at 800-864-7096 or email sprint@sos-team.com, or, after the program ends, stockoptions@sprint.com.